Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

April 17, 2020

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”) (File Nos. 811-23504; 333-235734)

Dear Ms. Rossotto:

On behalf of the Trust, below are the Trust’s responses to the comments you provided us with regard to Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on February 24, 2020 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”).  The Registration Statement relates to the registration of the AllianzIM U.S. Large Cap Buffer10 Apr ETF and AllianzIM U.S. Large Cap Buffer20 Apr ETF series of the Trust.  Below we have provided your comments and the Trust’s response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

General

1.            Comment: Please clarify supplementally whether a Rule 19b-4 application will need to be filed for the Funds.

Response: The Funds will rely on the recently adopted generic listing standards that apply to ETFs relying on Rule 6c-11 and, therefore, no 19b-4 application will be needed.

2.           Comment: Please consider whether any updates to risk disclosure are warranted in light of current market events.

Response: The Trust has revised risk disclosure in response to recent market events as requested.

3.           Comment: With respect to the use of the terms “protection” and “protected” in relation to the Buffer, please consider whether any changes to the disclosure are needed to ensure that investors understand that the Buffer is not guaranteed and may not be achieved.

Response: The Trust has revised the disclosure as requested.

4.           Comment: Please supplementally explain the mechanics of the Funds’ arbitrage mechanism, in particular how that mechanism will ensure that investors in a Fund will not trade at market prices that reflect material premiums or discounts to a Fund’s NAV.

Response: Each Fund currently intends to invest substantially all of its assets in FLEX Options that reference the S&P 500 Price Index.  While FLEX Options are traded differently than standardized options contracts, the FLEX Options the Fund intends to invest in are expected to be highly liquid.  In particular, the Adviser believes that the following factors, among others, will facilitate the effective functioning of the Funds’ arbitrage mechanism:  (i) the diversity, liquidity and market cap of the securities underlying the S&P 500 Price Index; (ii) the competitive quoting process for FLEX Options; (iii) the significant liquidity in the market for options on the S&P 500 Price Index which results in a well-established price discovery process that provides meaningful guideposts for FLEX Options pricing; and (iv) surveillance by NYSE Arca, Inc. (the exchange on which the Funds’ Shares are listed and traded), Cboe Exchange, Inc. (the exchange on which the FLEX Options trade) and the Financial Industry Regulatory Authority, Inc. that is designed to detect violations of the federal securities laws and self-regulatory organization rules.  As a result, under normal market conditions, the Adviser does not expect the Shares of a Fund to trade at a material premium or discount to the Fund’ NAV.  As with traditional ETFs, it is possible that under certain circumstances (such as during times of market volatility or stress) the market price of Fund Shares could deviate, in some cases significantly, from the Fund’s NAV, and corresponding risk disclosure has been included in the Registration Statement as a result.

Cover Page

5.           Comment: Please consider revising the disclosure to make clear that that the downside protection provided by the Buffer is not absolute (i.e., that the Buffer is not guaranteed and may not be achieved).

Response: The Trust has revised the disclosure as requested.

6.           Comment: Please consider moving the disclosure in the tenth and eleventh bullets closer to the disclosure in the third bullet.  Please also consider revising the disclosure to help investors better understand the relationships between the (i) returns of the S&P 500 Price Index, (ii) value of the FLEX Options, (iii) Cap, (iv) Buffer, and (v) Fund’s NAV.

Response: The Trust has revised the disclosure as requested.

7.           Comment: Consider defining the term “outcomes” to further clarify to investors what that term means.

Response: The Trust has revised the disclosure as requested.

8.           Comment: Please fill in incomplete information to the extent that information is now available.  Please also clarify whether the start and end dates of the Outcome Periods need to be updated based on the anticipated launch date of the Funds.

Response: The Trust has filled in incomplete information to the extent such information is available at this time.  The initial Outcome Period has been changed to June 1, 2020 through March 31,

2021.  Subsequent Outcome Periods will be one-year periods from April 1 to March 31.

9.           Comment: In the seventh bullet, delete the word “generally” and provide additional detail regarding how the Cap is set (such as a summary of any mathematical equation used to calculate the Cap) and what the phrase “based on prevailing market conditions” means.

Response: The Trust has revised the disclosure as requested.

10.         Comment: Please supplementally describe the process of how shareholders will be notified of the new Cap for subsequent Outcome Periods.  Please also clarify how much the Cap is expected to change from one Outcome Period to the next Outcome Period.

Response: The Cap cannot be determined and set until the business day immediately prior to the first day of an Outcome Period, when the Fund purchases and sells a new set of FLEX Options for that new Outcome Period. The market costs associated with those purchases and sales determines the Cap. Once the Cap for the next Outcome Period is determined, the Cap will be disclosed on the Fund’s website and the Trust will update the Fund’s Registration Statement to disclose the Cap via a Rule 497(e) filing. Each Fund expects to advise shareholders of the changing Cap at the conclusion of each Outcome Period in a multi-step process:

1. Approximately one week prior to the end of the current Outcome Period, the Fund will supplement the prospectus and update the website to disclose the anticipated range of the Cap for the next Outcome Period.

2. Following the close of business on the business day immediately prior to the first day of the next Outcome Period, the Fund will supplement the prospectus and update the website to disclose the Fund’s actual Cap for the next Outcome Period.

The amount that the Cap changes from one Outcome Period to the next is dependent upon market conditions at the time when the Fund purchases and sells the new set of FLEX Options, is not limited to the upside or downside, and could be substantial.

11.         Comment: In the eighth bullet, please further clarify and/or provide examples to illustrate how the Buffer works.

Response: The Trust has revised the disclosure as requested.

12.         Comment: In the eighth bullet, please consider revising the second and third sentences to be in plain English.

Response: The Trust has revised the disclosure as requested.

13.         Comment: In the ninth bullet, please consider revising the disclosure to more clearly describe that an investor can lose their entire investment.

Response: The Trust has revised the disclosure as requested.

14.         Comment: In the fifth sentence of the ninth bullet, change “may” to “will.”

Response: The Trust has revised the disclosure as requested.

15.         Comment: When available please provide the Commission Staff with an example of a Fund’s website.

Response: The Trust will provide information regarding the proposed website for the Funds when available.

16.         Comment: In the ninth bullet under the “Investment Considerations” section, please consider revising the disclosure to make it clear that there is no guarantee that the outcomes will be achieved regardless of when the investment in the Funds is made.

Response: The Trust has revised the disclosure as requested.

Prospectus Summary

17. Comment: For purposes of each Fund’s 80% investment policy, please confirm that FLEX Options will be valued based on their mark-to-market value.  Please add corresponding disclosure to the “Additional Information About the Fund’s Principal Investment Strategies” section of the prospectus.

Response: The Trust confirms that FLEX Options will be valued for purposes of each Fund’s 80% investment policy based on their mark-to-market value in accordance with the Fund’s valuation procedures adopted by the Board.  Corresponding disclosure has been added to the “Additional Information About the Fund’s Principal Investment Strategies” section of the prospectus.

18.         Comment: The third paragraph under the “Principal Investment Strategies” section provides:

In addition, although the Fund is expected to invest substantially all of its assets in FLEX Options, Allianz Investment Management LLC (the “Adviser”), the Fund’s investment adviser, also may invest in index options, index futures contracts or exchange-traded funds (“ETFs”) that seek to track the performance of the S&P 500 Price Index or similar indexes, when the Adviser believes that doing so may help the Fund to achieve its investment objective.

Please clarify how these investments will be used to help achieve the Funds’ investment objectives.  If such investments will be counted towards a Fund’s 80% investment policy, please confirm that they will create exposure to U.S. large cap equity securities and will be valued based on based on their mark-to-market value for purposes of the 80% investment policy.

Response: Each Fund currently intends to invest substantially all of its assets in FLEX Options that reference the S&P 500 Price Index.  The Adviser, however, reserves the flexibility to invest in other investments such as index options, index futures contracts and ETFs that seek to track the performance of the S&P 500 Price Index or similar indexes when the Adviser believes that doing so may help a Fund to achieve its investment objective. It is currently anticipated that any use of such other investments would be temporary. Such circumstances might include, for example, situations where, due to abnormal market conditions, FLEX Options were not, or were not efficiently, trading or where such other investments might better enable the Adviser to achieve the outcomes sought by the Fund for that Outcome Period.  The Trust confirms that such investments would create similar exposure to U.S. large cap equity securities and would be valued for purposes of the 80% investment policy based on their mark-to-market value in accordance with the Fund’s valuation procedures adopted by the Board.  However, the Adviser currently does not expect such investments to be principal investments of the Funds and, therefore, disclosure regarding such investments has been moved to the “Fund Investments – Additional Investments” section of the prospectus.

19.         Comment: The eighth paragraph under the “Principal Investment Strategies” section provides:

If the S&P 500 Price Index has decreased in value as of the end of the Outcome Period, the combination of FLEX Options held by the Fund is designed to compensate for losses experienced by the S&P 500 Price Index in an amount up to 10% of such losses.

Please consider revising this disclosure to clarify what is meant by “up to 10% of such losses.”

Response: The Trust has revised the disclosure as requested.

20.         Comment: In the line graph in the “Principal Investment Strategies” section, please consider specifying the Cap for the current Outcome Period.

Response: As noted in response to Comment 10 above, the Cap is not set until the business day immediately prior to the first day of an Outcome Period when the Fund invests in a new set of FLEX Options for that new Outcome Period.  When the Trust updates the Fund’s Registration Statement to disclose the Cap via a Rule 497(e) filing, the Trust will specify the Cap in connection with the above-referenced line graph.

21.         Comment: In the bar chart in the “Principal Investment Strategies” section, please consider updating the “Negative Scenario” to reflect a scenario where the S&P 500 Price Index loses 100%.

Response: The Trust has revised the above-referenced bar chart as requested.

22.         Comment: Please supplementally explain how the Fund will update the Registration Statement to reflect the Cap for the next Outcome Period.

Response: Please see the Trust’s response to Comment 10 above.

23.         Comment: Please supplementally discuss the liquidity of the FLEX Options the Funds will invest in.

Response: Please see the Trust’s response to Comment 4 above, where it is noted that the FLEX Options are expected to be highly liquid.

24.         Comment: Please confirm that risk disclosure is included in the prospectus for all of the Funds’ principal investments.

Response: The Trust confirms that risk disclosure is included in the prospectus for all of the Funds’ principal investments.  As noted in response to Comment 18 above, disclosure regarding investments in index options, index futures contracts and ETFs that seek to track the performance of the S&P 500 Price Index or similar indexes has been moved to the “Fund Investments – Additional Investments” section of the prospectus, and the corresponding risk disclosure has been moved to the new “Additional Risks of Investing in the Fund—Additional Risks” section of the prospectus.

25.         Comment: The “Capped Upside Return Risk” in the “Principal Risks” section provides:

If an investor purchases Shares during an Outcome Period after the S&P 500 Price Index has increased, the investor may have little or no investment gain on their Shares for that Outcome

Period.

Please clarify what the term “increased” is in relation to.

Response: The Trust has revised the disclosure as requested.

26.         Comment: “Correlation Risk” is focused on the Funds’ investments in FLEX Options.  To the extent that other investments such as traditional index options will be principal investments of the Funds, please update this risk accordingly.  Alternatively, if such investments will be non-principal investments, please designate them as such.

Response: Please see the Trust’s responses to Comments 18 and 24 above.

27.         Comment: Please include disclosure in “Buffered Loss Risk” that the Funds do not provide principal protection or protection of gains and shareholders could experience significant losses including loss of their entire investment.

Response: The Trust has revised the disclosure as requested.

28.         Comment: Please consider including risk disclosure that an investor could purchase Shares after the Outcome Period has begun and shortly thereafter the Fund issues a dividend (also known as “buying a dividend”).

Response: The Trust notes that the fund summary risk disclosure already includes the following disclosure:

Additionally, buying securities shortly before the record date for a taxable dividend or capital gain distribution is commonly known as ‘buying the dividend.’ In the event a shareholder purchases Shares shortly before such a distribution, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Trust has revised the above-referenced disclosure in response to this comment.

29.         Comment: Please supplementally identify the Funds’ broad-based securities market index used for performance comparison purposes and confirm that such index satisfies the requirements of Item 4 and Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: The Funds’ broad-based securities market index used for performance comparison purposes will be the S&P 500® Price Return Index.  The Trust confirms that the S&P 500® Price Return Index satisfies the above-cited requirements of Form N-1A.

Additional Information About the Fund’s Principal Investment Strategies

30.         Comment: In the second paragraph under “Outcome Period,” please consider providing additional detail regarding how the Fund resets each Outcome Period by investing in a new set of FLEX Options.

Response: The Trust has revised the disclosure as requested.

31.         Comment: Under the “Buffer and Cap” section, please consider revising the third paragraph to be in plain English and to make it clear that the Cap is an absolute maximum.

Response: The Trust has revised the disclosure as requested.

Fund Investments

32.         Comment: Under the “Traditional Options Contracts and Futures” section, please explain what traditional options contracts are and how they are different from FLEX Options.  Please discuss how the Adviser will use investments other than FLEX Options to achieve the Funds’ investment objectives and include corresponding risk disclosure.

Response: The Trust has revised the disclosure to provide additional detail regarding traditional options contracts as requested.  Please also see the Trust’s responses to Comments 18 and 24 above.

Additional Risks of Investing in the Fund

33.         Comment: The “Outcome Period Risk” provides:

In addition, an investor cannot expect to purchase Shares precisely at the beginning of the Outcome Period, or sell Shares precisely at the end of the Outcome Period, and thereby experience precisely the investment returns sought by the Fund for the Outcome Period.

Please consider including this disclosure in the investment strategy section.

Response: The Trust has included the above-cited disclosure in the investment strategy section as requested.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Miranda Sturgis, at 215-564-8131.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc. Erik Nelson